COMMUNITY BANKSHARES, INC.
                              791 Broughton Street
                        Orangeburg, South Carolina 29115


                                 October 4, 2005
Via EDGAR

Mr. John P. Nolan
Accounting Branch Chief
Office of Financial Services
Division of Corporation Financial Services
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Community Bankshares, Inc.
                  Form 10-K filed March 31, 2005
                  File No. 001-12341

Dear Mr. Nolan:

         With respect to your letter dated September 7, 2005 addressed to me, it is taking a bit longer to prepare our response than we anticipated. We now expect to have our response to you by October 11, 2005.


                                   Sincerely,


                                   s/William W. Traynham

                                   William W. Traynham
                                   President and Chief Financial Officer